

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2014

<u>Via E-mail</u>
Thomas A. Kelly
Chief Financial Officer
Crown Holdings, Inc.
One Crown Way
Philadelphia, Pennsylvania 19154

> **RE:** **Crown Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 0-50189**

Dear Mr. Kelly:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. You stated in your letter to us dated August 22, 2011 that you sold products to Sudan and Syria. In addition, you disclose on page 1 that you operate in the Caribbean, a region that includes Cuba. Cuba, Sudan, and Syria are designated as state sponsors of terrorism by the State Department, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about contacts with Cuba, Sudan, or Syria. Please provide us with information regarding any contacts with Cuba, Sudan, and Syria since the referenced letter. Your response should describe any goods or services you have provided into Cuba, Sudan and Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of Cuba, Sudan and Syria, or entities they control.

<u>Item 15. Exhibits and Financial Statement Schedules, page 114</u>

2. We note that you have not filed a signed credit agreement and you have not filed the schedules and exhibits to your credit agreement filed as exhibit 4.r. As indicated in our prior

comments 18 and 19 in our letter dated May 24, 2011 and comment 1 in our letter dated July 6, 2011, please file a complete copy of your credit agreement including all of the schedules and exhibits to exhibit 4.r with your next Exchange Act report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney, at (202) 551-3345, or in her absence, Pamela A. Long, Assistant Director, at (202) 551-3765, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief